SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005
Fresh Del Monte Produce Inc.
(Exact Name of Registrant as Specified in Its Charter)
The Cayman Islands
(State or Other Jurisdiction of Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________.

Fresh Del Monte Produce Inc.
FOR IMMEDIATE RELEASE
Fresh Del Monte Produce Supports EU Commission Banana Import Tariff-Only System
to Be Effective January 1, 2006
Company believes the Tariff-Only System is the only system that will provide fair and equitable market access for bananas to the European Market
CORAL GABLES, Fla. — November 29, 2005 — Fresh Del Monte Produce Inc. (NYSE: FDP), a leading global producer, marketer and distributor of fresh and fresh-cut fruit and vegetables, and a top producer, marketer and distributor of prepared fruit, vegetables and other products in Europe, the Middle East and Africa, today announced its support of the European Union decision to adopt a new tariff-only import regime from January 1, 2006 with a tariff of 176 euros per ton for bananas imported from Latin American countries.
“We have always maintained that the tariff only system is the only system that will correct the injustice suffered for years by Fresh Del Monte as well as other supplying companies under the current quota and licenses system,” said Mohammad Abu-Ghazaleh, Fresh Del Monte’s Chairman and Chief Executive Officer. “Fresh Del Monte has consistently supported the WTO’s finding that the current quota system is iniquitous in many respects; having lead to trading in licenses, flouting trade and most importantly, it has penalized companies such as Fresh Del Monte by forcing them to buy licenses from middlemen and / or competitors in order to sell bananas in the EU. Beginning on January 1st, 2006, we will see free access and fair competition for supplying countries and companies.”
“Fresh Del Monte is well-positioned to take advantage of its vertically-integrated production, outstanding quality, shipping, distribution, sales and marketing network to more effectively compete in the EU banana market with an open-market, tariff-only system, “ concluded Mr. Abu-Ghazaleh.
Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, the Middle East and Africa. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product quality, freshness and reliability since 1892.
This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information — Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F/A for the year ended December 31, 2004.
Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Christine Cannella Assistant Vice President — Investor Relations 305-520-8433

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: November 29, 2005	By:	Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

By:	John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer